July 14, 2011

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:

Your Letters Dated June 30, 2011 (the “Follow-Up Comment Letter”), May 31, 2011, April 13, 2011, March 1, 2011 and January 25, 2011, regarding Bally Technologies, Inc.’s Form 10-K for the Fiscal Year Ended June 30, 2010 and Form 10-Q’s for the Quarterly Periods Ended December 31, 2010 and March 31, 2011

Dear Mr. Krikorian:

Pursuant to our telephone conversation earlier today with you and your colleague Melissa Walsh, and Neil Davidson and Christine Taylor of Bally Technologies, Inc. (the “Company”), the Company formally requests an extension of the deadline to respond to the Comment Letter from July 15, 2011 to July 29, 2011.

Very truly yours,

/s/Neil Davidson

Neil Davidson
Senior Vice President, Chief Financial Officer and Treasurer